# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stratus Properties Inc, CIK 0000885508
CUSIP: 863167201
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 212 LAVACA STREET, SUITE 300, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 07/02/2026
Amends the filing with accession number 0000902664-16-008084
Filed by CIK 0001317904
Persons authorized to receive notices and communications: Oasis Management Company Ltd., c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong (K3), 00000, (852) 2847-7708; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Oasis Management Co Ltd. (CIK 0001317904): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 843,517; sole dispositive power 0; shared dispositive power 843,517; aggregate amount beneficially owned 843,517 (10.6% of the class)
- Oasis Investments II Master Fund Ltd. (CIK 0001530803): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 843,517; sole dispositive power 0; shared dispositive power 843,517; aggregate amount beneficially owned 843,517 (10.6% of the class)
- Seth Fischer (CIK 0001456474): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 843,517; sole dispositive power 0; shared dispositive power 843,517; aggregate amount beneficially owned 843,517 (10.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: Stratus Properties Inc
Address of issuer's principal executive offices: 212 LAVACA STREET, SUITE 300, AUSTIN, Texas (TX), 78701
Comment: This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 12, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 13, 2017 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed with the SEC on September 23, 2020 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed with the SEC on January 5, 2021 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed with the SEC on April 6, 2023 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed with the SEC on February 20, 2024 ("Amendment No. 5"), and Amendment No. 6 Schedule 13D filed with the SEC on April 20, 2026 ("Amendment No. 6", and together with the Original Schedule 13D, Amendment No. 2, Amendment No. 3, Amendment No. 4, mendment No. 5, Amendment No. 6 and this Amendment No. 7, the "Schedule 13D"), with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (the "Issuer"). This Amendment No. 7 amends and restates Items 5(a) - (c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 7,982,723 Shares reported to be outstanding as of April 30, 2026 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on June 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares by Oasis II Fund within the past sixty days, which were all in the open market, except where otherwise noted, are set forth in Schedule C, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Shares within the past sixty days.

## Signatures
- Oasis Management Co Ltd.: /s/ Phillip Meyer, Phillip Meyer, General Counsel (07/07/2026)
- Oasis Investments II Master Fund Ltd.: /s/ Phillip Meyer, Phillip Meyer, Director (07/07/2026)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer (07/07/2026)